Correspondence

April 3, 2019

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	Riot Blockchain, Inc. Supplemental Response Letter re Riot Blockchain, Inc.’s Accounting and Financial Practices for Digital Currency Assets File No. 001-33675

Ladies and Gentlemen:

We are in receipt of your letter dated February 14, 2019 addressed to Riot Blockchain, Inc. (the “Company”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding your review of the above referenced filings of the Company including the current, quarterly, and annual reports of the Company filed with the Commission (collectively, the “Filings”). As a supplement to our responses to those questions raised by the Staff therein, we are filing this communication regarding certain accounting and financial reporting practices and procedures of Riot Blockchain, Inc. (the “Company”).

We have prepared the enclosed supplemental response to address: (i) the Company’s adoption of ASC 606, Revenue Recognition from Contracts with Customers; (ii) the Company’s affirmative commitment to assessing its internal controls with its audit of its financial statements for the year ended December 31, 2018 for revenue recognition from its digital currency mining activities and the effect of its change in its accounting practices therefore on its financial statements; and (iii) a summary of the facts and circumstances affecting such accounting and financial reporting changes.

Accordingly, the Company’s supplementary response contained herein is divided into three parts: (1) the Company’s ASC 606 Scope Analysis; (2) the Company’s affirmative commitment to assessing its internal controls; and (3) a discussion of the Company’s Financial Reporting changes as adopted.

Riot Blockchain, Inc. 202 6th Street, Suite 401 ● Castle Rock, CO  80104 ● Tel. (303) 794 - 2000

PART I.	ADOPTION OF ASC 606, REVENUE FROM CONTRACTS WITH CUSTOMERS

Scope Analysis

In the case of Riot Blockchain, Inc. (“Riot,” or the “Company”), the new revenue standard applies to a contract only if the counterparty to the contract is a customer. ASC 606-10-15-3 provides the following guidance on identifying whether a contract is with a customer:

“A customer is a party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration. A counterparty to the contract would not be a customer if, for example, the counterparty has contracted with the entity to participate in an activity or process in which the parties to the contract share in the risks and benefits that result from the activity or process (such as developing an asset in a collaboration arrangement) rather than to obtain the output of the entity’s ordinary activities.”

Analysis

The customer here is the mining pool operator (the “mining pool operator”).  In cryptocurrency mining, the mining pool operator using the collective computing resources of the mining pool participants, attempts to be the first to solve a mathematical algorithm that serves to verify individual transactions in exchange for specified consideration paid by the blockchain, to the mining pool operator in cryptocurrency coins.

The mining of cryptocurrency in exchange for consideration involves the delivery of computing power which is an output of the Company’s ordinary business activities.  We have concluded that the mining pool operator would be considered a “customer” - a party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration - and so the Company’s transaction verification services fall within the guidance of ASC 606.

Summary of Revenue Recognition Under the New Revenue Standard

The core principle of the new revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

•	Step 1: Identify the contract with the customer
•	Step 2: Identify the performance obligations in the contract
•	Step 3: Determine the transaction price
•	Step 4: Allocate the transaction price to the performance obligations in the contract
•	Step 5: Recognize revenue when the company satisfies a performance obligation

Step 1: Identifying the Contract with the Customer

In identifying the contract, ASC 606-10-25-1 requires the following criteria to be met before revenue is recognized:

a.	The parties to the contract have approved the contract (in writing, orally, or in accordance with other customary business practices) and are committed to perform their respective obligations.

b.	The entity can identify each party’s rights regarding the goods or services to be transferred.

c.	The entity can identify the payment terms for the goods or services to be transferred.

d.	The contract has commercial substance (that is, the risk, timing, or amount of the entity’s future cash flows is expected to change as a result of the contract).

e.
It is probable that the entity will collect the consideration to which it will be entitled in exchange for the goods or services that will be transferred to the customer. In evaluating whether collectability of an amount of consideration is probable, an entity shall consider only the customer’s ability and intention to pay that amount of consideration when it is due. The amount of consideration to which the entity will be entitled may be less than the price stated in the contract if the consideration is variable because the entity may offer the customer a price concession (see paragraph 606-10-32-7).

The accounting standard requires that contracts be combined if they are entered into at or near the same time with the same customer (or affiliate of the customer) if they meet the following criteria:

•	The contracts are negotiated as a package with a single commercial objective
•	The amount of consideration to be paid in one contract depends on the price or performance of another contract
•	The goods and services promised in the contracts (or some goods or services promised in each of the contracts) are a single performance obligation

Step 1 also requires determination of the duration of the contract to apply the new revenue standard. Ernst and Young LLP (“EY”) provides the following guidance on that assessment:

“An entity will have to first determine the duration of the contract to apply certain aspects of the revenue model (e.g., identifying performance obligations, determining the transaction price). The duration of a contract is the period in which parties to the contract have present enforceable rights and obligations. An entity cannot simply assume that there are presently enforceable rights and obligations for the entire term stated in the contract. Entities have found that determining contract duration during the implementation process takes longer than expected because they likely have to consider enforceable rights and obligations in individual contracts.

The period in which enforceable rights and obligations exist may be affected by termination provisions in the contract. For example, if a contract includes a substantive termination payment, the duration of the contract should equal the term through which a termination penalty would be due. This could be the stated contractual term or a shorter duration if the termination penalty did not extend to the end of the contract. If an entity concludes that the contract term is less than the stated term because of a termination clause, any termination penalty should be considered in the transaction price. Significant judgment is required to determine whether a termination penalty is substantive, and all facts and circumstances related to the contract must be considered.

Conversely, if a contract with a stated contractual term can be terminated by either party for no consideration at any time, the contract term ends when control of the goods or services already provided transfers to the customer (e.g., a month-to-month service contract), regardless of the contract’s stated contractual term. In these cases, entities also need to consider whether a contract includes a notification or cancellation period (e.g., the contract can be terminated with 90 days’ notice) that would cause the contract term to extend beyond the date when control of the goods or services already provided transferred to the customer.

A customer-only right to terminate should be considered in the same manner as a contract in which both parties have the right to terminate.”

Step 1 Analysis

Based on the facts and circumstances as described above, the delivery of computing power as part of transaction verification services is governed by a written contract with the mining pool operator, executed electronically when the Company signs up on the mining pool operator’s portal. The Company, operating in the mining pool, attempts to be the first to solve the stated algorithm that identifies a block (a verified transaction) in exchange for cryptocurrency coins automatically awarded by the system. As each block is identified a mining pool operator receives the specified cryptocurrency consideration.  The services required by the customer and consideration payable are specified by the terms of the contract between the customer (the mining pool operator) and the service provider (the Company), and collectability of contract consideration is assured.

Based on the facts and circumstances of our relationships with the mining pool operators, we concluded that the contract arises at the point that the Company provides computing power to the mining pool.  While the Company has no obligation to perform and can exit the mining pool at any time, when it does provide computing power it has a right to a share of the consideration received by the mining pool operator, if any, for the proportionate share of the power that it has provided.  The mining pool operator’s payment obligation arises upon the provision of computing power, but such payment is a function of the cryptocurrency received by the pool in a successful transaction verification and block addition.  As such, the pool operator is obligated to pay a portion of the cryptocurrency received from the collective efforts of the mining pool participants to each participant according to their proportionate contribution of computing power to the mining pool in a given successful transaction verification and block addition.

These types of arrangements with a mining pool operator are customary within the cryptocurrency industry, and we concluded that such arrangements meet all of the criteria set forth in 606-10-25-1 to be considered a contract.

Step 2: Identifying Performance Obligations

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. In identifying the performance obligations in a contract, ASC 606-10-25-14 provides the following guidance:

“At contract inception, an entity shall assess the goods or services promised in a contract with a customer and shall identify as a performance obligation each promise to transfer to the customer either:

a.	A good or service (or a bundle of goods or services) that is distinct.

b.	A series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer (see paragraph 606-10-25-15).

If a good or service is not distinct, the good or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.”

Step 2 Analysis

The provision of computing power as part of the mining pool operator’s transaction verification service is the only performance obligation of the Company.  Mining pool participants that are successful in adding a block to the blockchain (by verifying an individual transaction), are automatically awarded by the mining pool operator a number of digital currency tokens for their effort based on their proportionate share of computing power provided to the mining pool in that successful transaction verification and block addition, adjusted for transaction fees.

Step 3: Determine the Transaction Price

The next step is to determine the transaction price. ASC 606-10-32-2 through 32-4 provide the following guidance on determining the transaction price:

ASC 606-10-32-2.

“An entity shall consider the terms of the contract and its customary business practices to determine the transaction price. The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties (for example, some sales taxes). The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both.”

ASC 606-10-32-3.

“The nature, timing, and amount of consideration promised by a customer affect the estimate of the transaction price. When determining the transaction price, an entity shall consider the effects of all of the following:

a.	Variable consideration (see paragraphs 606-10-32-5 through 32-10 and 606-10-32-14)

b.	Constraining estimates of variable consideration (see paragraphs 606-10-32-11 through 32-13)

c.	The existence of a significant financing component in the contract (see paragraphs 606-10-32-15 through 32-20)

d.	Noncash consideration (see paragraphs 606-10-32-21 through 32-24)

e.	Consideration payable to a customer (see paragraphs 606-10-32-25 through 32-27).”

ASC 606-10-32-5 through 32-7 provide the following guidance on assessing whether the transaction price includes variable consideration:

“If the consideration promised in a contract includes a variable amount, an entity shall estimate the amount of consideration to which the entity will be entitled in exchange for transferring the promised goods or services to a customer.

An amount of consideration can vary because of discounts, rebates, refunds, credits, price concessions, incentives, performance bonuses, penalties, or other similar items. The promised consideration also can vary if an entity’s entitlement to the consideration is contingent on the occurrence or nonoccurrence of a future event. For example, an amount of consideration would be variable if either a product was sold with a right of return or a fixed amount is promised as a performance bonus on achievement of a specified milestone.

The variability relating to the consideration promised by a customer may be explicitly stated in the contract. In addition to the terms of the contract, the promised consideration is variable if either of the following circumstances exists:

a.
The customer has a valid expectation arising from an entity’s customary business practices, published policies, or specific statements that the entity will accept an amount of consideration that is less than the price stated in the contract. That is, it is expected that the entity will offer a price concession. Depending on the jurisdiction, industry, or customer this offer may be referred to as a discount, rebate, refund, or credit.

b.	Other facts and circumstances indicate that the entity’s intention, when entering into the contract with the customer, is to offer a price concession to the customer.”

With respect to the considerations surrounding constraining estimates of variable consideration, the following guidance is provided:

ASC 660-10-32-11.

“An entity shall include in the transaction price some or all of an amount of variable consideration estimated in accordance with paragraph 606-10-32-8 only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.”

ASC 660-10-32-12.

“In assessing whether it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur once the uncertainty related to the variable consideration is subsequently resolved, an entity shall consider both the likelihood and the magnitude of the revenue reversal. Factors that could increase the likelihood or the magnitude of a revenue reversal include, but are not limited to, any of the following:

a.
The amount of consideration is highly susceptible to factors outside the entity’s influence. Those factors may include volatility in a market, the judgment or actions of third parties, weather conditions, and a high risk of obsolescence of the promised good or service.

b.	The uncertainty about the amount of consideration is not expected to be resolved for a long period of time.

c.	The entity’s experience (or other evidence) with similar types of contracts is limited, or that experience (or other evidence) has limited predictive value.

d.	The entity has a practice of either offering a broad range of price concessions or changing the payment terms and conditions of similar contracts in similar circumstances.

e.	The contract has a large number and broad range of possible consideration amounts.”

Step 3 Analysis

The transaction consideration in the Company’s agreements with mining pool operators is all variable.  The transaction consideration that the Company may receive for providing computing power may be zero, in the event that the mining pool is not the first to solve the algorithm; alternatively, the consideration received may be a share of the fixed number of coins awarded by the blockchain to the first to solve the equation.

When operating within a mining pool, the digital coins receivable by the mining pool if it is the first to solve the algorithm is known (i.e one (1) bitcoin per block), but the Company’s share of these coins is not known until the algorithm is solved because the Company’s share of these coins is based on the Company’s proportionate share of the total computing power provided to the mining pool in a given successful transaction.  Accordingly, the Company’s share of a given award is dependent on the computing power provided by other participants in the mining pool in a successful transaction and cannot be adequately predicted.  Being the first to solve the algorithm is highly uncertain, as is the Company’s proportionate share of any coins received.  As such, the recognition of this variable consideration is constrained, and the Company recognizes the most likely amount, which due to the uncertainty of solving the equation, is zero.  Revenue is not recognized until the mining pool operator is the first to solve an algorithm and the confirmation of the Company’s share of the awarded coins is received.

There is no significant financing component in these transactions.  There is, however, transaction fee consideration payable to the customer (the mining pool operator) in the form of a mining pool operator fee, payable only if the mining pool is the first to solve the equation; this fee is withheld by the mining pool operator from the net proceeds received by the Company and is accounted for as consideration payable to the customer. Because this consideration payable does not relate to a distinct good or service (as described in paragraphs 606-10-25-18 through -25-22) that the customer transfers to the entity, it is recorded as a reduction to the transaction price. Accordingly, such fees payable to the mining pool operator in a given successful mining transaction are recorded by the Company as contra-revenue.

The digital currency received in exchange for the Company’s verification services represents noncash consideration.1  KPMG’s Revenue Recognition Handbook (April 2017) provides the following guidance on noncash consideration in a transaction price:

“Noncash consideration received from the customer is part of the transaction price.  It could be in the form of goods or services, but it could also be in the form of a financial instrument or property, plant and equipment.  For example, an entity might receive shares of the customer’s stock in exchange for providing good or services.

Noncash consideration is reflected in the transaction price at its fair value measured at contract inception.  If an entity cannot make a reasonable estimate of fair value, then it refers to the estimated selling price of the promised goods or services. (ASC 606-10-32-21 – 32-22, ASU 2014-09.BC248, ASU 2016-12.BC39)

The fair value of noncash consideration can change after contract inception.  In that case, the entity determines whether the change in fair value is due to:

-	the form of the consideration – e.g., variation due to changes in the price per share if the noncash consideration is and equity instrument; or

-	other than the form of the consideration – e.g., change in the number of equity instruments to be issued to the entity due to the entity’s performance.

When an entity receives, or expects to receive, noncash consideration (e.g., property, plant or equipment, a financial instrument), the fair value of the noncash consideration at contract inception is included in the transaction price.

When the fair value of noncash consideration varies due to the form of the consideration, the transaction price is not adjusted and therefore the variable consideration constraint does not apply.  Further, any changes in the fair value of the noncash consideration due to the form of the consideration that are recognized would be reported outside of revenue from customers.  (ASC 606-10 32-23).”

Digital currencies are non-cash consideration and thus must be included in the transaction price at fair value at the inception of the contract – when the Company begins providing computing power to the mining pool operator.2  Fair value is determined for each award by taking the spot rate from the most liquid exchanges – the Company’s principal market for each currency.  Because the Company accounts for digital coins as intangible assets, the Company periodically evaluates its digital currency assets for impairment and will, if appropriate, record impairment losses thereon once it has determined that it is more likely than not that an impairment of such assets has occurred.  Any increase in value would not be reflected in the Company’s financial statements.

Step 4: Allocating the Transaction Price to Distinct Performance Obligations

ASC 606-10-32-28 provides the following core principle for allocating the transaction price:

____________________
1 We concluded that digital coins are not cash, as they are not issued by a government and do not represent legal tender, although they are used by some as a medium of exchange.  The Company’s accounting would not change if a consensus developed in the accounting community that digital coins meet the definition of cash or cash equivalents.
2 When the mining pool is successful in solving the algorithm, the Company records its share of cryptocurrencies receivable at the value (as determine by the spot price of such cryptocurrencies when they become payable to the Company by the pool operator) when the confirmation is received - typically approximately 10 minutes after the award of the cryptocurrency for the successful addition of a block to the blockchain.  The Company has evaluated the financial impact of the potential difference in valuation of measuring at the inception of the contract versus at confirmation receipt and determined that any difference is immaterial to its financial position and results of operations.  The Company’s share of a bitcoin award is typically received in its wallet 5 or so hours after confirmation receipt (following confirmation by the blockchain), although the mining pool operator will wait until the Company has at least 1BTC of rewards accrued before sending bitcoins to the Company’s wallet.

“The objective when allocating the transaction price is for an entity to allocate the transaction price to each performance obligation (or distinct good or service) in an amount that depicts the amount of consideration to which the entity expects to be entitled in exchange for transferring the promised goods or services to the customer.”

This core principle is achieved by allocating the transaction price to each performance obligation on a relative standalone selling price basis. ASC 606-10-32-32 and 32-33 provide the following guidance on the standalone selling price allocation:

“The standalone selling price is the price at which an entity would sell a promised good or service separately to a customer. The best evidence of a standalone selling price is the observable price of a good or service when the entity sells that good or service separately in similar circumstances and to similar customers. A contractually stated price or a list price for a good or service may be (but shall not be presumed to be) the standalone selling price of that good or service.

If a standalone selling price is not directly observable, an entity shall estimate the standalone selling price at an amount that would result in the allocation of the transaction price meeting the allocation objective in paragraph 606-10-32-28. When estimating a standalone selling price, an entity shall consider all information (including market conditions, entity-specific factors, and information about the customer or class of customer) that is reasonably available to the entity. In doing so, an entity shall maximize the use of observable inputs and apply estimation methods consistently in similar circumstances.”

Step 4 Analysis

Under Step 4 of the new revenue standard, the transaction price is allocated to the single performance obligation in the verification transaction – the provision of computing power.  As discussed above, there is a single performance obligation for each contract entered into between the Company and a mining pool operator.  As such, all consideration for a given contract with a mining pool operator is allocated to the computing power provided by the Company.

Step 5: Satisfaction of Performance Obligations (Timing of Revenue Recognition)

The next step is to recognize revenue when (or as) a company satisfies a performance obligation by transferring a promised good or service to a customer. Under this step, the Company must determine whether the performance obligation is satisfied at a point in time or over time.

ASC 606-10-25-27 provides the following guidance on assessing whether a performance obligation is satisfied over time:

“An entity transfers control of a good or service over time and, therefore, satisfies a performance obligation and recognizes revenue over time, if one of the following criteria is met:

a.	The customer simultaneously receives and consumes the benefits provided by the entity’s performance as the entity performs (see paragraphs ASC 606-10-55-5 through 55-6).

b.	The entity’s performance creates or enhances an asset (for example, work in process) that the customer controls as the asset is created or enhanced (see paragraph ASC 606-10-55-7).

c.
The entity’s performance does not create an asset with an alternative use to the entity (see paragraph ASC 606-10-25-28), and the entity has an enforceable right to payment for performance completed to date (see paragraph ASC 606-10-25-29).”

ASC 606-10-25-30 provides the following guidance on recognizing revenue when a performance obligation is satisfied at a point in time:

“If a performance obligation is not satisfied over time in accordance with paragraphs ASC 606-10-25-27 through 25-29, an entity satisfies the performance obligation at a point in time. To determine the point in time at which a customer obtains control of a promised asset and the entity satisfies a performance obligation, the entity shall consider the guidance on control in paragraphs ASC 606-10-25-23 through 25-26. In addition, an entity shall consider indicators of the transfer of control, which include, but are not limited to, the following:

a.
The entity has a present right to payment for the asset—If a customer presently is obliged to pay for an asset, then that may indicate that the customer has obtained the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset in exchange.

b.
The customer has legal title to the asset—Legal title may indicate which party to a contract has the ability to direct the use of, and obtain substantially all of the remaining benefits from, an asset or to restrict the access of other entities to those benefits. Therefore, the transfer of legal title of an asset may indicate that the customer has obtained control of the asset. If an entity retains legal title solely as protection against the customer’s failure to pay, those rights of the entity would not preclude the customer from obtaining control of an asset.

c.
The entity has transferred physical possession of the asset—The customer’s physical possession of an asset may indicate that the customer has the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset or to restrict the access of other entities to those benefits. However, physical possession may not coincide with control of an asset. For example, in some repurchase agreements and in some consignment arrangements, a customer or consignee may have physical possession of an asset that the entity controls. Conversely, in some bill-and-hold arrangements, the entity may have physical possession of an asset that the customer controls. ASC Paragraphs 606-10-55-66 through 55-78, 606-10-55-79 through 55-80, and 606-10-55-81 through 55-84 provide guidance on accounting for repurchase agreements, consignment arrangements, and bill-and-hold arrangements, respectively.

d.	The customer has the significant risks and rewards of ownership of the asset—The transfer of the significant risks and rewards of ownership

e.
Ownership of an asset to the customer may indicate that the customer has obtained the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset. However, when evaluating the risks and rewards of ownership of a promised asset, an entity shall exclude any risks that give rise to a separate performance obligation in addition to the performance obligation to transfer the asset. For example, an entity may have transferred control of an asset to a customer but not yet satisfied an additional performance obligation to provide maintenance services related to the transferred asset.

f.
The customer has accepted the asset—the customer’s acceptance of an asset may indicate that it has obtained the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset. To evaluate the effect of a contractual customer acceptance clause on when control of an asset is transferred, an entity shall consider the guidance in paragraphs 606-10-55-85 through 55-88.”

Step 5 Analysis

The performance obligation of transaction verification services is fulfilled over time as the Company provides computing power.  However, the Company cannot recognize revenue (which is all variable) until and if the mining pool operator is the first to solve an algorithm and a digital currency award is allocated to the mining pool, as recognition of the variable consideration is constrained.  When the algorithm is solved, each miner participating in the mining pool has a present right to payment from the mining pool operator for the service performed based on the proportionate amount of computing power provided to the mining pool.  Once the award is allocated to the mining pool, the Company’s performance is complete and its consideration is ascertainable. As such, the Company records its share of the coins receivable by the mining pool operator when confirmed by the mining pool operator upon the successful solution of the algorithm.

Conclusion

Based on the analysis above, we concluded that:

•	The customer in these transactions is the mining pool operator.
•	The Company’s providing computing power as part of transaction verification services is within the scope of ASC 606.
•	The contract arises when the Company provides computing power as part of transaction verification services.
•	The provision of this computing power is the sole performance obligation, and the transaction price all variable, non-cash consideration (the digital tokens).
•
The Company satisfies its performance obligation over time as it provides computing power, but the variable consideration is constrained and can only be recognized when the mining pool is the first to solve an equation, and the Company’s share of the bitcoins receivable is confirmed.

•	The Company recognizes revenue net of the fee paid to the mining pool operator.

PART II.	Assessment of Internal Control Over Financial Reporting (ICFR)

As a result of the Company’s strategic focus on digital currencies and blockchain activities, certain of the Company’s operational and financial reporting policies and procedures needed to be assessed and changed. Pursuant to this review the Company made certain changes to its accounting and reporting for digital currencies and revenues. During 2018, as part of the Company’s continuing evaluation of its accounting policies for digital currencies and revenues, it was determined that changes to the Company’s policies as they were originally adopted were required.  Such changes included changing to accounting for digital currencies as intangible assets with indefinite useful lives, as well as a re-assessment of the customer, specifically with regard to the identification of the customer and to the services and performance obligations under the terms of contracts with such customers. The Company has, in conjunction with its auditors, determined that these changes were, while reported as an error in accounting for digital currencies, not material to the financial position or operating results of the Company.

Internal control assessment of financial reporting risks and control deficiencies

In its assessment of ICFR, the Company recognizes and acknowledges that while the impact of the re-assessment of the accounting and financial reporting described above in Part II, may have been determined to not be material, it does not mean that a control deficiency or deficiencies do not exist. The Company hereby provides written affirmation that as part of its assessment and evaluation of controls, the Company will assess the design of and performance over control activities for its financial reporting process and risks.  The Company hereby further provides written affirmation that it will assess its internal controls over financial reporting with respect to its ASC 606 accounting and disclosure determination for its mining pool contracts, particularly with respect (i) to identifying the customer, and (ii) related performance obligation analysis, including any changes that be needed to ensure controls are designed and operating at a sufficient level of precision to appropriately account for its mining pool contracts, including related disclosures. Included in our Annual Report on Form 10-K for the period ended December 31, 2018, filed on April 2, 2019, are disclosures that the Company’s internal controls over financial reporting contained material weaknesses as of December 31, 2018.

PART III.	Financial Reporting

We have included the following update to our revenue recognition disclosures in our Annual Report on Form 10-K for the period ended December 31, 2018:

Revenue Recognition (Cryptocurrency Mining):

The Company has entered into digital asset mining pools by executing agreements with the mining pool operators to provide computing power to the mining pool operator.  The agreements are terminable at any time by either party and the Company’s enforceable right to compensation only begins when the Company provides computing power to the mining pool operator. In exchange for providing computing power, the Company is entitled to a fractional share of the digital asset award the mining pool operator receives (less digital asset transaction fees to the mining pool operator), for successfully adding a block to the blockchain. The Company’s factional share is based on the proportion of computing power the company contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm.

The Company recognizes revenue under ASC 606, Revenue from Contracts with Customers. The core principle of the new revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

 · Step 1: Identify the contract with the customer
 · Step 2: Identify the performance obligations in the contract
 · Step 3: Determine the transaction price
 · Step 4: Allocate the transaction price to the performance obligations in the contract
 · Step 5: Recognize revenue when the Company satisfies a performance obligation

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets ASC 606’s definition of a “distinct” good or service (or bundle of goods or services) if both of the following criteria are met: · The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct), and the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).

If a good or service is not distinct, the good or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.

The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. When determining the transaction price, an entity must consider the effects of all of the following:

·	Variable consideration
·	Constraining estimates of variable consideration
·	The existence of a significant financing component in the contract
·	Noncash consideration
·	Consideration payable to a customer

Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

The transaction price is allocated to each performance obligation on a relative standalone selling price basis.

The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.

Providing computing power in crypto asset transaction verification services is an output of the Company’s ordinary activities. The provision of computing power is the only performance obligation in the Company’s agreements with mining pool operators. The transaction consideration the Company receives, if any, is noncash consideration, which the Company measures at fair value on the date received, which is not materially different than the fair value at contract inception.  The consideration is all variable. Because it is not probable that a significant reversal of cumulative revenue will not occur, the consideration is constrained until the mining pool operator successfully places a block (by being the first to solve an algorithm) and the Company receives confirmation of the consideration it will receive, at which time revenue is recognized. There is no significant financing component in these transactions.

Fair value of the digital asset award received is determined using the average U.S. dollar spot rate of the related digital currency at the time of receipt.

The Company confirms that the following summary of digital mining activities, conclusions, accounting and financial reporting is correct:

The Company has entered into digital asset mining pools by executing agreements with the mining pool operators to provide computing power to the mining pool operator.  The agreements are terminable at any time by either party and the Company’s enforceable right to compensation only begins when the Company provides computing power to the mining pool operator. In exchange for providing computing power, the Company is entitled to a fractional share of the digital asset award the mining pool operator receives (less digital asset transaction fees to the mining pool operator), for successfully adding a block to the blockchain. The Company’s factional share is based on the proportion of computing power the company contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm.

Providing computing power in crypto asset transaction verification services is an output of the Company’s ordinary activities. The provision of computing power is the only performance obligation in the Company’s agreements with mining pool operators. The transaction consideration the Company receives, if any, is noncash consideration, which the Company measures at fair value on the date received, which is not materially different than the fair value at contract inception.  The consideration is all variable. Because it is not probable that a significant reversal of cumulative revenue will not occur, the consideration is constrained until the mining pool operator successfully places a block (by being the first to solve an algorithm) and the Company receives confirmation of the consideration it will receive, at which time revenue is recognized. There is no significant financing component in these transactions.

If you have any questions or request any further information, please do not hesitate to call or email the undersigned at (303)-794 – 2000 or contact our counsel, William R. Jackman of Rogers Towers, P.A. at (904) 398-3911.

Very truly yours,

/s/ Robby Chang
Chief Financial Officer